FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “Company”)
120 Adelaide Street West
Suite 1204
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

November 26, 2012

ITEM 3 ——	News Release

A news release was disseminated on November 29, 2012 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

On November 29, 2012, the Company announced that Ms. Orit Lietman has been appointed to the Board of Directors of the Company as an independent Israeli director, as defined under Israeli Companies Law.

ITEM 5 ——	Full Description of Material Change

On November 29, 2012, the Company announced that Ms. Orit Lietman has been appointed to the Board of Directors of the Company as an independent Israeli director, as defined under Israeli Companies Law.

Ms. Leitman has more than 25 years’ experience in both managerial and director roles of Israeli and international companies spanning various industries. Ms. Leitman is currently serving as an external Independent Director of Africa Israel Industries Ltd., an Israel- based company specialized in the processing of steel, ceramic and plastic products, and a Director of Modelim Kranot Neemanut, a mutual funds management company. Since 2008, Ms. Leitman served as an external Director of Carmel Container System Ltd. (“CCS”) one of Israel’s leading packaging companies. Previous to CCS, Ms. Leitman served as an external director of Scopus Ltd. a company that develops, markets, and supports digital video networking solutions. Ms. Leitman also served as an independent Director of Nur Macroprinters Ltd, a leading supplier of UV-curable and solvent inkjet printers, which was acquired by Hewlett-Packard Company. Ms. Leitman’s extensive managerial experience includes working as Corporate Vice-President, Finance at Paradigm Geophysical Ltd. and Corporate Treasurer at Scitex Corp Ltd.

Ms. Leitman received a BA in Economics and Executive Master of Business Administration from Tel Aviv University.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:
Alan Friedman, Executive Vice-President Corporate Development
(416) 250-1955

ITEM 9 ——	Date of Report

December 3, 2012